Exhibit (h)(2.1)

Amendment No. 1 To Transfer Agency and Services Agreement

This Amendment No. 1 (this “Amendment”), dated March 2, 2018 to the Transfer Agency and Services Agreement (the “Agreement”), dated April 17, 2015, between Index Funds (the “Trust”) and ALPS Fund Services, Inc. (“ALPS”) (ALPS each, a “Party” and together, the “Parties”).

WHEREAS, the Trust and ALPS wish to amend the List of Funds set forth in Appendix A of the Agreement; and

WHEREAS, the Trust and ALPS wish to amend the Initial Term of the Agreement;

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the Parties hereto agree as follows:

1.	Appendix A to the Agreement is deleted in its entirety and replaced with the Appendix A attached hereto.

2.	This Amendment shall become effective April 17, 2018 (the “Effective Date”). The Parties agree that the new Initial Term of the Agreement for purposes of Section 19(a) thereof shall be the period of two (2) years beginning with the Effective Date of this Amendment. If not sooner terminated, this Agreement shall renew at the end of the Initial Term for successive annual periods until terminated by either party upon not less than sixty (60) days’ written notice prior to the expiration of the then current renewal term or for cause pursuant to Section 19(c) hereof.

Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect. All capitalized terms herein shall have the same meaning as ascribed to them in the Agreement. Any items not defined in this Amendment shall have the meanings ascribed to them in the Agreement.

IN WITNESS WHEREOF, the Parties have executed and delivered this Amendment as of the day and year first above written.

INDEX FUNDS		ALPS FUND SERVICES, INC.

By:	/s/Michael G. Willis	By:	/s/Jeremy O. May
Name:	Michael G. Willis	Name:	Jeremy O. May
Title:	President	Title:	President

APPENDIX A

LIST OF FUNDS

Index Funds S&P 500® Equal Weight